Capital Southwest Corporation
8333 Douglas Avenue, Suite 1100
Dallas, TX 75225
(214) 238-5700
October 29, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington D.C. 20549

Re: Withdrawal of Registration Statement on Form N-2ASR (File Nos. 811-01056 and 333-282812)

Ladies and Gentlemen:
Capital Southwest Corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form N-2ASR filed on October 24, 2024 (File Nos. 811-01056 and 333-282812), together with all exhibits thereto (the “Registration Statement”).
The Company intended to file the Registration Statement pursuant to the Securities Act, but during the filing process an administrative error caused the Registration Statement to be jointly filed pursuant to both the Securities Act and the Investment Company Act of 1940, as amended. No securities were sold pursuant to the Registration Statement. The Registration Statement became effective upon its filing with the Commission pursuant to Rule 462(e) under the Securities Act. For this reason, the Company is seeking to withdraw the Registration Statement.
Any questions or comments regarding this letter should be directed to our counsel, Payam Siadatpour of Eversheds Sutherland (US) LLP, at 202-383-0278.

Sincerely,
CAPITAL SOUTHWEST CORPORATION

By:	/s/ Michael S. Sarner
Michael S. Sarner
Chief Financial Officer, Secretary and Treasurer